Exhibit 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2023

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgements of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2023. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded twelve individually insignificant entities acquired by the Company, including Roofing Corp of America, during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2023. The total assets and total revenues of the twelve majority-owned entities represent 4.8% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2023.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2023, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2023, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded 12 entities, including Roofing Corp of America, from its assessment of internal control over financial reporting as of December 31, 2023 because they were acquired by the Company in purchase business combinations during 2023. We have also excluded these 12 entities from our audit of internal control over financial reporting. These entities, each of which is majority-owned, comprised, in aggregate, total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 4.8% and 2.6% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Roofing Corp of America – Valuation of Customer Relationships

As described in note 4 to the consolidated financial statements, on December 18, 2023, the Company completed the acquisition of Roofing Corp of America (the acquired business) for total purchase consideration of $447.2 million. Of the acquired intangible assets of $234.8 million, $212.9 million related to customer relationships. Management recorded the customer relationships acquired at fair value on the date of the acquisition, and estimated the fair value using the income approach. Management applied significant judgment in estimating the fair value of the customer relationships acquired, which included the use of assumptions with respect to future earnings before interest, taxes, depreciation and amortization (EBITDA) margins, revenue attributable to returning customers, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships acquired in the acquisition of Roofing Corp of America is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions related to future EBITDA margins, revenue attributable to returning customers, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rate: and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the customer relationships acquired. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the customer relationships acquired; (iii) evaluating the appropriateness of the income approach used by management; (iv) testing the completeness and accuracy of the data used in estimating the fair value of the customer relationships; and (v) evaluating the reasonableness of assumptions used by management related to future EBITDA margins, revenue attributable to returning customers, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rate. Evaluating the reasonableness of assumptions used by management related to future EBITDA margins, revenue attributable to returning customers, revenue growth rates and expected attrition rates of acquired customer relationships involved considering (i) the current and past performance of the acquired business; (ii) the consistency with external market and industry data; (iii) the consistency with prior acquisitions made by the Company; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach used to estimate the fair value of the customer relationships; and (ii) the reasonableness of the discount rate assumption used.

Qualitative Goodwill Impairment Assessment

As described in notes 2 and 10 to the consolidated financial statements, the Company’s goodwill balance was $1.2 billion as of December 31, 2023. Goodwill is tested for impairment annually on August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired, in which case the carrying amount of goodwill is written down to fair value. Impairment of goodwill is performed at the reporting unit level. The Company has seven reporting units. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the qualitative goodwill impairment assessment). Where it is determined to be more likely than not its fair value is greater than its carrying amount, then no further quantitative impairment testing is required. As disclosed by management, management uses significant judgment in assessing the qualitative factors to be considered in the qualitative goodwill impairment assessment, including the financial performance of a reporting unit, changes in the business or economic environment of each reporting unit and the Company overall, or declines in the market value of the Company’s own shares.

The principal considerations for our determination that performing procedures relating to the qualitative goodwill impairment assessment is a critical audit matter are the significant judgment by management in assessing the qualitative factors in the qualitative goodwill impairment assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount; and a higher degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s qualitative impairment assessment of the financial performance of a reporting unit, changes in the business or economic environment of each reporting unit and the Company overall, or declines in the market value of the Company’s own shares.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s qualitative goodwill impairment assessment. These procedures also included, among others, evaluating the reasonableness of management’s qualitative impairment assessment related to the financial performance of each reporting unit, changes in the business or economic environment of each reporting unit and the Company overall, or declines in the market value of the Company’s own shares by (i) considering current and past performance of the reporting units; (ii) considering consistency with external market and industry data; (iii) comparing share price trends and market capitalization for the Company to historical amounts; and (iv) considering consistency with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February, 22, 2024

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts)

Years ended December 31	2023	2022

Revenues (note 3)	$4,334,548	$3,745,835

Cost of revenues (exclusive of depreciation and amortization shown below)	2,947,008	2,565,720
Selling, general and administrative expenses	993,197	846,429
Depreciation	73,696	61,415
Amortization of intangible assets	54,238	48,725
Acquisition-related items (note 4)	21,517	4,520
Operating earnings	244,892	219,026

Interest expense, net	47,364	25,191
Other income, net (note 6)	(5,810)	(146)
Earnings before income tax	203,338	193,981
Income tax (note 15)	56,317	48,974
Net earnings	147,021	145,007

Non-controlling interest share of earnings (note 12)	14,140	9,381
Non-controlling interest redemption increment (note 12)	32,490	14,552
Net earnings attributable to Company	$100,391	$121,074

Net earnings per common share (note 16)

Basic	$2.25	$2.74
Diluted	$2.24	$2.72

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2023	2022

Net earnings	$147,021	$145,007

Foreign currency translation gain (loss)	1,546	(7,882)
Comprehensive earnings	148,567	137,125

Less: Comprehensive earnings attributable to non-controlling shareholders	46,630	23,933

Comprehensive earnings attributable to Company	$101,937	$113,192

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2023	2022
Assets
Current assets
Cash and cash equivalents	$187,617	$136,219
Restricted cash	19,260	23,129
Accounts receivable, net of allowance of $19,563 (December 31, 2022 - $18,247) (note 2)	842,236	635,942
Income tax recoverable	8,809	20,894
Inventories, net (note 7)	246,192	242,341
Prepaid expenses and other current assets	56,888	50,347
	1,361,002	1,108,872

Other receivables	4,238	4,881
Other assets	28,428	31,972
Deferred income tax (note 15)	1,752	1,696
Fixed assets (note 8)	204,188	167,012
Operating lease right-of-use assets (note 5)	218,299	205,544
Intangible assets (note 9)	628,011	368,451
Goodwill (note 10)	1,179,825	886,086
	2,264,741	1,665,642
	$3,625,743	$2,774,514

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$143,347	$115,989
Accrued liabilities (note 7)	327,736	282,324
Income tax payable	1,470	2,787
Unearned revenues	178,587	125,542
Operating lease liabilities - current (note 5)	50,898	49,145
Long-term debt - current (note 11)	37,132	35,665
Contingent acquisition consideration - current (note 18)	31,604	25,537
	770,774	636,989

Long-term debt - non-current (note 11)	1,144,975	698,798
Operating lease liabilities - non-current (note 5)	183,923	168,557
Contingent acquisition consideration (note 18)	31,874	8,651
Unearned revenues	21,380	17,864
Other liabilities	62,684	51,663
Deferred income tax (note 15)	53,024	51,097
	1,497,860	996,630
Redeemable non-controlling interests (note 12)	332,963	233,429

Shareholders' equity	1,024,146	907,466
	$3,625,743	$2,774,514

Commitments and contingent liabilities (note 19)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,

/s/ Joan Sproul	/s/ D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other
	outstanding		Contributed	Earnings	comprehensive
	shares	Amount	surplus	(Deficit)	earnings (loss)	Total
Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722

Net earnings	-	-	-	121,074	-	121,074
Other comprehensive loss	-	-	-	-	(7,882)	(7,882)
Subsidiaries’ equity transactions	-	-	17	-	-	17
Common Shares:
Stock option expense	-	-	18,046	-	-	18,046
Stock options exercised	213,462	15,601	(3,305)	-	-	12,296
Dividends	-	-	-	(35,807)	-	(35,807)
Balance, December 31, 2022	44,226,493	$813,029	$83,007	$17,347	$(5,917)	$907,466

Net earnings	-	-	-	100,391	-	100,391
Other comprehensive earnings	-	-	-	-	1,546	1,546
Common Shares:
Stock option expense	-	-	21,385	-	-	21,385
Stock options exercised	455,934	42,788	(9,172)	-	-	33,616
Dividends	-	-	-	(40,258)	-	(40,258)
Balance, December 31, 2023	44,682,427	$855,817	$95,220	$77,480	$(4,371)	$1,024,146

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$147,021	$145,007

Items not affecting cash:
Depreciation and amortization	127,934	110,140
Deferred income tax	(19,049)	7,436
Contingent acquisition consideration fair value adjustments	16,366	(594)
Gain on sale of building asset	(4,351)	-
Stock-based compensation and other	22,401	18,965

Changes in non-cash working capital:
Accounts receivable	(93,822)	(69,671)
Inventories	22,240	(71,517)
Prepaid expenses and other current assets	(4,840)	266
Accounts payable	(17,063)	11,545
Accrued liabilities	25,910	(8,844)
Income tax payable	10,815	(13,819)
Unearned revenues	39,956	3,821
Other liabilities	11,176	(26,842)

Contingent acquisition consideration paid	(4,334)	-
Net cash provided by operating activities	280,360	105,893

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(547,182)	(51,994)
Disposal of building asset (note 6)	7,350	-
Purchases of fixed assets	(92,734)	(77,609)
Other investing activities	(13,763)	(31,197)
Net cash used in investing activities	(646,329)	(160,800)

Financing activities
Increase in long-term debt	587,847	150,156
Repayment of long-term debt	(141,000)	(70,000)
Financing fees paid	-	(2,468)
Purchases of non-controlling interests	(5,310)	(21,794)
Sale of interests in subsidiaries to non-controlling interests	1,025	343
Contingent acquisition consideration paid	(15,802)	(6,806)
Proceeds received on exercise of stock options	33,616	12,296
Dividends paid to common shareholders	(39,055)	(34,884)
Distributions paid to non-controlling interests	(7,376)	(8,061)
Net cash provided by financing activities	413,945	18,782

Effect of exchange rate changes on cash	(447)	1,202

Increase (decrease) in cash, cash equivalents and restricted cash	47,529	(34,923)

Cash, cash equivalents and restricted cash, beginning of year	159,348	194,271

Cash, cash equivalents and restricted cash, end of year	$206,877	$159,348

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned operations and franchise systems. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International and Pillar to Post Home Inspectors.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, and recoverability of goodwill and intangible assets. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries where the Company is the primary beneficiary. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment.

Accounts Receivable

In the ordinary course of business the Company extends non-interest bearing trade credit to its customers. Accounts receivable are carried at amortized cost and reported on the face of the consolidated balance sheets, net of an allowance for credit losses. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. In determining the allowance for credit losses, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends.

The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

Inventories

Finished goods and supplies and other inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years straight-line

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to our second amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders, our $60,000 of senior secured notes (the “Senior Notes”), and our $60,000 of senior unsecured notes (the “Notes”) are deferred and amortized to interest expense using the effective interest method.

Leases

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis beginning on the lease commencement date. Right-of-use assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. They are amortized over their estimated useful lives as follows:

Customer relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 1 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 20 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed. The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and revenue is recognized as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Revenues from property and amenity management services

Property and amenity management services represent a series of distinct daily services, that in nature are substantially the same, rendered over time. The Company is compensated for these services through monthly management fees and fees associated with ancillary services. Revenue is recognized for the fees associated with the services performed.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to restoration and construction contracts, are recognized over time based on percentage of completion, based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

(c) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues and advertising fund expenditures are reported as expenses in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as unearned revenue, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses, the current liability is recorded in accrued liabilities, and the non-current portion is recorded in other liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The determination of fair values of assets and liabilities assumed in business combinations requires the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.	Revenue from contracts with customers

Disaggregated revenues are as follows:

	Year ended
	December 31
	2023	2022
Revenues
FirstService Residential	$1,996,823	$1,772,258
FirstService Brands company-owned operations	2,122,691	1,773,446
FirstService Brands franchisor	208,704	195,299
FirstService Brands franchise fee	6,330	4,832

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at December 31, 2023, the aggregate amount of backlog was $838,335 (2022 - $631,660). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

Within the FirstService Brands segment, franchise fee revenue recognized during the twelve months ended December 31, 2023 that was included in unearned revenues at the beginning of the period was $5,752 (2022 - $4,649). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

The majority of current unearned revenues as at December 31, 2022 was recognized into income during 2023.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the twelve months ended December 31, 2023 were $2,817 (2022 - $2,014). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at December 31, 2023 was $11,610 (2022 - $8,802). There were no impairment losses recognized related to those assets in the year.

4.	Acquisitions

2023 acquisitions:

The Company completed twelve acquisitions during the year, three in the FirstService Residential segment and nine in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired three property management firms operating in New York City, Toronto, Canada, and San Ramon, California, respectively.

Within the FirstService Brands segment, the Company acquired three Paul Davis franchises, headquartered in Houston, Texas, Denver, Colorado, and Boise, Idaho, respectively. The Company also acquired a fire protection company, located in Houston, Texas, a California Closets franchise operating in Reno, Nevada, two independent restoration companies located in Nashville, Tennessee and Cincinnati, Ohio, respectively, as well as a property services business in Orange County, California. On December 18th, the Company announced the acquisition of Roofing Corp of America, a commercial roofing company headquartered in Atlanta, Georgia and operating in 11 U.S. states spanning the Sun Belt, Mid-Atlantic, Midwest and West regions.

Details of these acquisitions are as follows:

	Roofing Corp	All other
	of America	acquisitions	Total

Accounts receivable	$83,943	$27,919	$111,862
Other current assets	26,362	5,089	31,451
Non-current assets	22,871	6,581	29,452
Accounts payable	(30,531)	(13,826)	(44,357)
Accrued liabilities	(14,171)	(4,592)	(18,763)
Other current liabilities	(13,364)	(5,507)	(18,871)
Non-current liabilities	(5,491)	(3,378)	(8,869)
Deferred tax liabilities	(5,062)	(14,243)	(19,305)
Redeemable non-controlling interest	(46,255)	(17,604)	(63,859)
	$18,302	$(19,561)	$(1,259)

Cash consideration	$445,160	$146,265 (1)	$591,425
Less: cash acquired	(19,883)	(9,735)	(29,618)
Acquisition date fair value of contingent consideration	21,902	10,669	32,571
Total purchase consideration	$447,179	$147,199	$594,378

Acquired intangible assets	$234,770 (2)	$71,121	$305,891
Goodwill	$194,107	$95,639	$289,746

(1) Included in the other amount is $14,625 paid in escrow just prior to December 31, 2022.

(2) Intangible assets for Roofing Corp include $212,890 of customer relationships and $21,880 of trademarks.

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2023 totaled $5,151 (2022 - $5,114). Also included in acquisition-related items was an increase of $16,366 related to contingent acquisition consideration fair value adjustments (2022 – reversal of $594).

The purchase price allocations for certain transactions completed in the last twelve months, including Roofing Corp of America, are not yet complete, pending final determination of the fair value of assets acquired, the corresponding deferred tax liabilities, and final working capital adjustments. The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the year ended December 31, 2023.

The amount of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2023, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2022, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2023	$111,915	$6,820
Supplemental pro forma for 2023 (unaudited)	4,794,360	182,933
Supplemental pro forma for 2022 (unaudited)	4,450,194	198,381

Supplemental pro forma results were adjusted for non-recurring items.

2022 acquisitions:

The Company completed seven acquisitions in 2022, one in the FirstService Residential segment and six in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired a regional firm operating in New York City. In the FirstService Brands segment, the Company acquired three independent restoration companies operating in Ontario, Alabama, and Louisiana. The Company also acquired two Paul Davis operations located in Nebraska and Utah, as well as a California Closets franchise located in Oregon.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$11,478
Other current assets	11,764
Non-current assets	7,848
Accounts payable	(3,877)
Accrued liabilities	(3,305)
Other current liabilities	(7,114)
Non-current liabilities	(3,804)
Deferred tax liabilities	(2,008)
Redeemable non-controlling interest	(18,262)
$(7,280)

Cash consideration, net of cash acquired of $8,318	$51,994
Acquisition date fair value of contingent consideration	8,933
Total purchase consideration	$60,927

Acquired intangible assets	$28,201
Goodwill	$40,006

In all years presented, the fair values of non-controlling interests for all acquisitions were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of all acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For certain acquisitions completed during the year ended December 31, 2023, goodwill in the amount of $160,831 is deductible for income tax purposes (2022 - $15,797).

The determination of fair values of assets acquired and liabilities assumed in business combinations required the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired. Intangible assets acquired at fair value on the date of acquisition are recorded using the income approach on an individual asset basis. The assumptions used in estimating the fair values of intangible assets include future EBITDA margins, revenue growth rates, revenue attributable to returning customers, expected attrition rates of acquired customer relationships and the discount rates.

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2023 was $63,478 (see note 18). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $54,721 to a maximum of $64,378. These contingencies will expire during the period extending to November 2025. During the year ended December 31, 2023, $20,136 was paid with reference to such contingent consideration (2022 - $6,806).

5.	Leases

The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the twelve months ended December 31, 2023 was $53,906 (2022 - $49,544).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, twelve months ended December 31	2023

Cash paid for amounts included in the measurement of operating lease liabilities	$48,690
Right-of-use assets obtained in exchange for operating lease obligation	$64,240

Weighted Average Remaining Operating Lease Term (years)	6
Weighted Average Discount Rate	5.4%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2023 were as follows:

2024	$56,460
2025	55,997
2026	45,963
2027	32,554
2028	24,096
Thereafter	63,541
Total future minimum lease payments	278,611
Less imputed interest	(43,790)
Total	234,821

6.	Other income, net

	2023	2022

Gain on sale of building asset	(4,351)	-
Other income	(1,459)	(146)
	$(5,810)	$(146)

During the second quarter, the Company sold a building in South Florida for proceeds of $7,350. The pre-tax gain on the sale was $4,351. The sale was in the FirstService Residential segment.

7.	Components of working capital accounts

	December 31,	December 31,
	2023	2022

Inventories
Work-in-progress	$181,751	$177,134
Finished goods	26,350	32,340
Supplies and other	38,091	32,867

	$246,192	$242,341

Accrued liabilities
Accrued payroll and benefits	$176,921	$146,852
Value appreciation plans(1)	4,874	9,403
Customer advances	7,149	6,397
Other	138,792	119,672

	$327,736	$282,324

(1) Non-current portion of value appreciation plans of $62,268 is included in Other Liabilities

8.	Fixed assets

December 31, 2023		Accumulated
	Cost	depreciation	Net

Land	$26	$-	$26
Buildings	4,554	589	3,965
Vehicles	156,900	94,937	61,963
Furniture and equipment	172,841	120,980	51,861
Computer equipment and software	213,309	152,607	60,702
Leasehold improvements	65,826	40,155	25,671
	$613,456	$409,268	$204,188

December 31, 2022		Accumulated
	Cost	depreciation	Net

Land	$1,279	$-	$1,279
Buildings	9,277	3,620	5,657
Vehicles	128,047	84,041	44,006
Furniture and equipment	161,142	104,565	56,577
Computer equipment and software	175,544	130,542	45,002
Leasehold improvements	50,619	36,128	14,491
	$525,908	$358,896	$167,012

Included in fixed assets are vehicles, office and computer equipment under finance lease at a cost of $36,915 (2022 - $32,207) and net book value of $21,298 (2022 - $12,712).

9.	Intangible assets

December 31, 2023	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$683,006	$198,911	$484,095
Franchise rights	58,363	42,972	15,391
Trademarks and trade names	51,412	18,674	32,738
Management contracts and other	176,322	80,535	95,787
	$969,103	$341,092	$628,011

	Gross
December 31, 2022	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$451,970	$163,913	$288,057
Franchise rights	53,702	36,919	16,783
Trademarks and trade names	29,424	18,705	10,719
Management contracts and other	120,335	67,443	52,892
	$655,431	$286,980	$368,451

During the year ended December 31, 2023, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer relationships	$224,940	19.5
Trademarks and trade names	21,880	15.0
Management Contracts and other	59,071	19.1
	$305,891	19.1

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2024	$61,092
2025	59,808
2026	58,134
2027	54,730
2028	51,969

10.	Goodwill

	FirstService	FirstService
	Residential	Brands	Consolidated

Balance, December 31, 2021	$256,435	$586,927	$843,362
Goodwill acquired during the year	2,219	37,787	40,006
Other items	2,562	2,117	4,679
Foreign exchange	(1,412)	(549)	(1,961)
Balance, December 31, 2022	259,804	626,282	886,086
Goodwill acquired during the year	59,456	230,290	289,746
Other items	555	2,722	3,277
Foreign exchange	503	213	716
Balance, December 31, 2023	$320,318	$859,507	$1,179,825

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. Based on the qualitative assessment in 2023, the Company has concluded that goodwill is not impaired. There were no triggering events since the impairment test in August.

11.	Long-term debt

	December 31,	December 31,
	2023	2022

Credit Agreement	$1,042,059	$568,672
3.84% Senior Notes	60,000	90,000
4.53% Notes	60,000	60,000
Capital leases maturing at various dates through 2028	20,048	15,334
Other long-term debt maturing at various dates up to 2023	-	457
	1,182,107	734,463
Less: current portion	37,132	35,665

Long-term debt - non-current	$1,144,975	$698,798

The Company has $60,000 of Senior Notes bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments which began on January 16, 2021.

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1,000,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2023 was 6.29%. The Facility had $155,450 of available un-drawn credit as at December 31, 2023. As of December 31, 2023, letters of credit in the amount of $19,050 were outstanding ($15,655 as at December 31, 2022). The current revolving credit facility replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions. The Company assessed whether the repayment of the term loan balance and expansion of the revolving credit facility constituted a substantial change in the terms of the underlying debt agreements and as a result, this transaction has been treated as a debt extinguishment. In December 2023, the Company exercised the Credit Agreement’s $250,000 accordion feature to fund its acquisition of Roofing Corp of America.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

In September 2022, the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $450,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $150,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facilities each have a three-year term ending September 29, 2025. The Company has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2023 was 5.97% (2022 – 3.78%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2024	$37,132
2025	36,187
2026	3,578
2027	1,044,428
2028 and thereafter	60,782

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2023	2022

Balance, January 1	$233,429	$219,135
RNCI share of earnings	14,140	9,381
RNCI redemption increment	32,490	14,552
Distributions paid to RNCI	(7,376)	(8,061)
Purchases of interests from RNCI, net	(4,285)	(21,451)
RNCI recognized on business acquisitions	63,859	18,262
Other	706	1,611
Balance, December 31	$332,963	$233,429

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of December 31, 2023 was $293,911 (2022 - $208,946). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at December 31, 2023, approximately 1,800,000 such shares would be issued, and would have resulted in an increase of $0.75 to earnings per share for the year ended December 31, 2023.

13.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Common Shares having one vote per share.

The following table provides a summary of total capital stock issued and outstanding:

	Common Shares
	Number	Amount

Balance, December 31, 2023	44,682,427	$855,817

14.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at December 31, 2023, there were 1,918,740 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2023 is as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,337,573	$120.06
Granted	615,000	142.20
Exercised	(455,934)	73.73
Forfeited	(75,890)	144.43
Shares issuable under options - December 31, 2023	2,420,749	$133.65	2.5	$68,849
Options exercisable - End of period	1,044,891	$120.60	1.6	$43,351

The Company incurred stock-based compensation expense related to these awards of $21,385 during the year ended December 31, 2023 (2022 - $18,046).

As at December 31, 2023, the range of option exercise prices was $83.89 to $162.25 per share.

The following table summarizes information about option exercises during year ended December 31, 2023:

2023

Number of options exercised	455,934

Aggregate fair value	$66,499
Intrinsic value	32,883
Amount of cash received	33,616

As at December 31, 2023, there was $21,024 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2023, the fair value of options vested was $16,204 (2022 - $12,623).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2023

Risk free rate	4.0%
Expected life in years	4.20
Expected volatility	33.5%
Dividend yield	0.6%

Weighted average fair value per option granted	$44.19

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

15.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2023	2022

Income tax expense using combined statutory rate of 26.5% (2022 - 26.5%)	$53,884	$51,405
Permanent differences	2,075	584
Adjustments to tax liabilities for prior periods	111	230
Non-deductible stock-based compensation	5,667	4,782
Foreign, state and provincial tax rate differential	(5,420)	(8,043)
Other taxes	-	16
Provision for income taxes as reported	$56,317	$48,974

Earnings before income tax by jurisdiction comprise the following:

	2023	2022

Canada	$34,600	$32,125
United States	168,738	161,856
Total	$203,338	$193,981

Income tax expense (recovery) comprises the following:

	2023	2022

Current
Canada	$9,494	$8,401
United States	64,267	32,585
	73,761	40,986

Deferred
Canada	375	431
United States	(17,819)	7,557
	(17,444)	7,988

Total	$56,317	$48,974

The significant components of deferred income tax are as follows:

	2023	2022

Deferred income tax assets
Loss carry-forwards	$4,943	$2,251
Expenses not currently deductible	37,225	31,353
Allowance for credit losses	8,125	4,779
Inventory and other reserves	1,836	3,357
	52,129	41,740

Deferred income tax liabilities
Depreciation and amortization	97,896	86,175
Basis differences of partnerships and other entities	1,919	2,053
Prepaid and other expenses deducted for tax purposes	2,186	1,896
	102,001	90,124

Net deferred income tax asset (liability) before valuation allowance	(49,872)	(48,384)
Valuation allowance	1,400	1,017

Net deferred income tax asset (liability)	$(51,272)	$(49,401)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2023	2022	2023	2022	2023	2022

Canada	$2,048	$2,336	$-	$-	$2,048	$2,336
United States	53,295	24,102	20,360	18,324	32,935	5,778

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 9 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $950,864 as at December 31, 2023 (2022 - $842,671). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

The gross unrecognized tax benefits are $148 (2022 - $148). Of this balance, $148 (2022 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2023, there was no adjustment to interest and penalties related to provisions for income tax (2022 - nil). As at December 31, 2023, the Company had accrued $38 (2022 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

16.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2023	2022

Shares issued and outstanding at beginning of period	44,226,493	44,013,031
Weighted average number of shares:
Issued during the period	329,888	162,076
Weighted average number of shares used in computing basic earnings per share	44,556,381	44,175,107
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	238,593	318,900
Number of shares used in computing diluted earnings per share	44,794,974	44,494,007

17.	Other supplemental information

	2023	2022

Cash payments made during the period
Income taxes	$64,647	$55,114
Interest	49,717	23,687

18.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

During the year ended December 31, 2023, there were $8,102 (2022 - $2,172) of write-offs from the allowance for credit losses.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is economically hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2023:

	Carrying value at	Fair value measurements
	December 31, 2023	Level 1	Level 2	Level 3

Contingent consideration liability	$63,478	$-	$-	$63,478
Interest rate swap assets	2,127	-	2,127	-

The Company has two interest rate swaps in place to exchange the floating interest rate on $182,500 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

	2023	2022

Balance, January 1	$34,188	$32,346
Amounts recognized on acquisitions	32,571	8,933
Fair value adjustments	16,366	(594)
Resolved and settled in cash	(20,136)	(6,806)
Other	489	309
Balance, December 31	$63,478	$34,188

Less: current portion	$31,604	$25,537
Non-current portion	$31,874	$8,651

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments:

	2023		2022
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,238	$4,238	$4,881	$4,881
Long-term debt	1,182,107	1,183,854	734,463	736,818

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

19.	Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

20.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2023 was $4,555 (2022 - $4,350). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2023, the Company had $6,554 of loans receivable from minority shareholders ( December 31, 2022 - $2,374). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

21.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2023	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,996,823	$2,337,725	$-	$4,334,548
Depreciation and amortization	33,114	94,729	91	127,934
Operating earnings (loss)	155,044	126,468	(36,620)	244,892
Other income, net				5,810
Interest expense, net				(47,364)
Income taxes				(56,317)

Net earnings				$147,021

Total assets	$939,586	$2,679,848	$6,309	$3,625,743
Total additions to long lived assets	139,174	588,768	-	727,942

2022	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,772,258	$1,973,577	$-	$3,745,835
Depreciation and amortization	28,611	81,439	90	110,140
Operating earnings (loss)	138,873	111,638	(31,485)	219,026
Other income, net				146
Interest expense, net				(25,191)
Income taxes				(48,974)

Net earnings				$145,007

Total assets	$836,691	$1,931,847	$5,976	$2,774,514
Total additions to long lived
assets	56,354	152,960	1,848	211,162

Geographic information

Revenues in each geographic region are reported by customer locations.

	2023	2022

United States
Revenues	$3,771,219	$3,279,533
Total long-lived assets	1,827,117	1,290,619

Canada
Revenues	$563,329	$466,302
Total long-lived assets	403,206	336,474

Consolidated
Revenues	$4,334,548	$3,745,835
Total long-lived assets	2,230,323	1,627,093

22.	Impact of recently issued accounting standards

In November 2023, the FASB issued ASU 2023-07 – Improvements to Reportable Segment Disclosures. This ASU requires incremental disclosures about a public entity’s reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker and (2) included in the reported measure of segment profit or loss. The new standard also allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources. The guidance is effective January 1, 2024 and should be adopted retrospectively unless impracticable. The Company is currently assessing the impact of this ASU on its financial disclosures.

In December 2023, the FASB issued ASU 2023-09 – Improvements to Income Tax Disclosures. This ASU requires significant additional disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. The guidance will be applied prospectively and is effective January 1, 2025. The Company is currently assessing the impact of this ASU on its financial disclosures.